

AVADAIN

THE GRAPHENE AGE HAS DAWNED

February 2023

# Forward Looking Statements

*Certain information set forth in this presentation contains "forward-looking information", including "future-oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, the information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects, and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.*

*These statements are not a guarantee of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.*

*Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.*

## INVESTMENT OPPORTUNITY

- Graphene has the potential to change our world

- Many leading tech companies & numerous startups are poised to enhance hundreds of products with large, thin & defect free (high quality) graphene flakes

- Thousands of graphene-enabled high value products are held back because **there is no source for industrial quantities of reasonably priced high quality graphene flakes**

- Avadain has **successfully demonstrated a breakthrough, globally patented & green manufacturing process** to meet US & global demand

- We are currently **upscaling to high-throughput, continuous production** using a non-dilutive $3.77 million Federal grant

- Driven by our experienced team, ***Avadain plans to* license its technology starting in late 2023**, enabling rapid growth & unleashing the Graphene Revolution

- **If we achieve lucrative, recurring licensing revenue streams, Avadain could be an attractive acquisition candidate**

# Graphene: the wonder material not many people have heard of...yet



- Graphene is a form of carbon which, at a few atoms in thickness, possesses truly fantastic characteristics

- High quality graphene is the lightest, strongest, most transparent, best thermal conducting & best electrical conducting material ever discovered
  - High quality graphene is 200$x$ stronger than steel, yet 1 gram can cover a soccer field
  - It has 1,000,000$x$ the current density of copper & 100$x$ the electron mobility of silicon
  - Flexible & bendable

- Adding a tiny amount of graphene to a broad range of products can add strength, durability, flexibility and/or conductivity

# Problem

Tens of billions of dollars of graphene-enhanced, high value products are sidelined

Today, companies are forced to work with suboptimal quality materials referred to as "graphene" but are graphene oxide, nanoplatelets, carbon black, activated carbon & graphite

Flakes are industry's preferred form factor for high value graphene applications. But there is no source of consistently **large** ($\geq$30 µm lateral size), **thin** ($\leq$1 nm thin) & almost **defect free** graphene flakes

# Solution

Avadain has a globally patented & **highly differentiated platform technology** to reliably manufacture large, thin & nearly defect free graphene flakes using a safe, environmentally friendly process

Avadain's superior quality flakes, produced in industrial volumes, should meet the need of >80% of the tens of billions of dollars market

There is significant demand from many clean tech, deep tech, industrial & defense companies


WELCOME TO THE
GRAPHENE
AGE
Graphene Age
2022 AD
Silicon Age
1980 AD
Iron Age
500 BC
Steel Age
1850 BC
Plastics Age
1950 AD
Bronze Age
3300 BC
Copper Age
5500 BC
Stone Age
2.6M BC

# Hundreds of Applications for High Quality Graphene Across Key Growth Industries



## Electric Vehicles
- Faster charging batteries
- Vastly more efficient coils
- Lightweighted composite parts



## Defense
- Ballistic protection
- Stealth
- Lightweighting



## Renewable Energy
- Solar cells
- Wind turbine blades
- Battery storage



## Supercapacitors
- Transportation
- Consumer electronics
- Energy



**Filtration**



**Electronics**



**Medicine**



**Aviation**



**Energy Storage**

# Avadain Graphene Flakes' Superior Performance In Supercapacitors



With Avadain's flakes, specific capacitance is constant as the discharge current increases

100% depth of discharge and excellent power density

Ideal for boosting supercapacitors for EVs, buses, trams & grid buffering

The conductive carbon black (activated carbon) & **rGO** showed rapidly declining specific capacitance

*Other key benefits are expected to include:*
- *Faster charging/discharging*
- *Better heat management and safety*
- *Broader operating range*
- *Better power density supporting smaller, lighter cell designs*
- *Longer cycle life*
- *Enable new chemistries*

# 2022 Inflection Point – Burgeoning Demand

- 2022 was the inflection point for low quality graphene in low value/low tech products

- The Graphene Council projects graphene demand will grow to 300,000-600,000 mt in 3-5 years. Of this, 10%-15% would be for large, thin & defect free graphene in high tech/high value uses

- This means the market for large, thin & defect free graphene flakes might grow to $50 billion by the end of this decade



**Projected Demand for High Quality Graphene Flakes**



# Competitive Landscape

**Avadain knows of no competitor capable of producing large, thin & nearly defect free graphene flakes**

• International standard defines graphene as 10 or fewer atomic layers. Between 10-3,000 atomic layers is a material called "nanoplatelets". Above 3,000 atomic layers is graphite, the material we refer to as pencil lead

• Graphene's fantastic strength and flexibility/bendability starts at 30 microns in lateral flake size. Moreover, as the German company Bosch found in a three-year study, the larger the flake size, the more efficient the electrical conductivity. Thus, the graphene market is segmented based on lateral flake size

# Competitive Landscape



# atomic layers
graphite
nanoplatelets
Not graphene
Graphene
3000
10
1
Graphite
Nanoplatelets
Brittle, little/no mechanical strength (about 300 companies)
All of graphene's fantastic properties (high mechanical strength, flexible, excellent conductivity)
AVADAIN
nm
1 µm
30 µm
(excellent mechanical strength begins)
55 µm
100 µm
Flake lateral size
Increasing conductive efficiency



# Funding History

Avadain has benefited from $7.4 million in funding ($3.5 dilutive & $3.87 non-dilutive)

- Avadain has no debt
- No preferred stock issued
- No convertible notes

| Pre-incorporation | Seed | Federal Grant | Crowdfunding | State Grant | Angels |
|---|---|---|---|---|---|
| $1.35 million Panasonic & Bastille | $190,000 | $3.77 million to upscale technology & demonstrate | $1.36 million | $100,000 Tennessee | $605,000 |

# Who We're Working With



- Our technology was invented by the Fraunhofer Institute for Applied Solid State Physics
- Panasonic & Bastille funded Fraunhofer’s R&D 2017-2020
- Department of Commerce/NIST $3.77 million grant to upscale our technology to mass production & test in 2 high profile apps
- Our green technology is being upscaled to mass production by Southwest Research Institute in San Antonio
- The RAPID Manufacturing Institute, a part of the Manufacturing USA network, is our project manager







Panasonic
ideas for life

NIST
National Institute of Standards and Technology
U.S. Department of Commerce

RAPID
Transforming Process Industries

SwRI®
SOUTHWEST RESEARCH INSTITUTE



# Panasonic Relationship

- 2016: Bastille gains exclusive rights to Fraunhofer's technology
    - 1st German patent filed in 2016
    - 1st US patent filed in 2017
- 2017: Bastille brings in Panasonic
    - Panasonic asks Nomura Research to undertake due diligence on technology & market potential
    - Panasonic invests $1.35 million pre-incorporation to fund R&D
- 2020: Fraunhofer's R&D successfully concluded
    - Fraunhofer transfers patents & production units to Avadain
- 2021: Bastille & Panasonic form Avadain with Panasonic holding a Board seat

# Strong Intellectual Property Strategy

- The US' #1 IP law firm, Fish & Richardson, filed four patent applications to date

- We plan to file additional patents to continue to build a moat around our highly differentiated technology



- Avadain owns all patents & applications
  - We have 100% ownership of any IP developed by SwRI & RAPID

***No known competitors*** *producing industrial volumes of large, thin & nearly defect free graphene flakes*

# Strong IP Is Core to Avadain's Value Creation

- Parent patent granted in the US (#10,662,537),  Brazil, China, Europe, Germany, India, Israel, Japan, Korea, Russia & Singapore

- Patents pending in Australia, Canada, Chile, Finland, France, Indonesia, Israel, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, Poland, Switzerland, Sweden, Turkey & Vietnam

- The 2nd patent was filed in 2019 in the US (#16/569,264), followed by a PCT in September 2020

- The 3rd (16/882,579) US patent application is a divisional of '537

- The 4th (17/858,906) US patent application is a continuation of '537

# Avadain’s Breakthrough, Patented Technology

Avadain’s technology uses optimized Electrochemical Exfoliation & Expansion to produce high quality graphene flakes with $\geq$70% yield. Our green process is being upscaled to mass-production.


Standard
Oxygenation
OH
O
O
OH
Reduction
OH
Defects
Residual oxygen
Graphite
Graphene-
Oxide
Hydrogenated
Graphene
Graphene
Our approach
Hydrogenation
H H H
H H H
Thermal desorption
No defects

*Chemisorption of reducing hydrogen helps exfoliate graphite into low-defect graphene flakes with little oxidation in the graphene structure.*

*Avadain’s process uses no harsh or toxic chemicals. We use an off-the-shelf electrolyte and polar solvent. Avadain’s process is green compared with the popular Hummer’s Method using very strong oxidizing agents to exfoliate graphite into graphene oxide flakes with too many hard-to-remove defects.*



# Licensing Strategy

Target licensees:

- Advanced materials manufacturing companies (*e.g.*, DuPont, DOW, BASF)

- Graphene applications companies

- End users with mission-critical need (*e.g.*, defense contractors, spacecraft makers & satellite companies)

We plan to provide plant design, implementation support, patents & trade secrets

# Capital Light Licensing Enables Rapid Scaling

- De-risks Avadain

- Allows Avadain to rapidly, flexibly scale

- Meets the significant pent-up & rapidly growing demand

Example:

ARM: FY 2021 revenue $2.7 billion

- ARM doesn't make anything. It licenses its chip designs to chipmakers

- Through 900 licenses with 250 manufacturers, ARM-designed chips are reportedly in 95% of smartphones & tablets, and 70% of laptops



# Technology Status

- Avadain's platform technology was developed between 2016-2020 & proven in a batch process to reliably & consistently produce high quality flakes with a >70% yield

- Our technology was [published](#) in a respected peer reviewed journal

- SwRI began upscaling to mass production in May 2022 and has already validated and improved the original batch process

- SwRI is building two GEN 2 batch reactors that incorporate these & other improvements to make multiple grams per run

- In 2023, we plan to begin supplying samples from these reactors to potential licensees & end users, paving the way for licensing discussions

- We expect to demonstrate the mass production process in a pilot plant scale by late 2023/early 2024 for producing industrial quantities of pristine graphene flakes (as these images show) at acceptable cost

- The pilot scale facility will be engineered into a commercial scale design package for licensees



# Avadain Team



## Brad Larschan
### CEO

15 years experience leading two technology licensing companies. Serial entrepreneur with 35 years experience leadership of start-up companies



## Ericka Wojack
### COO/CFO

27 years experience as COO/CFO of start-up companies, the last 15 of which were with IP licensing companies



## Phil Van Wormer
### CCO

40 years experience as executive at Fortune 100 companies including DuPont and GE as well as CEO of several technology start-ups



## Identified/conf.
### EVP Licensing

Currently SVP/Licensing at one of the world's leading industrial companies (17 years), responsible for licensing & transferring manufacturing technology worldwide. Prior to this, 15 years licensing experience for another household name company, rising to Director of Intellectual Property Transactions

## Dr. Sarah Roscher
### Graphene Electrochemist



Sarah was the key team member who developed our graphene flake manufacturing technology at Fraunhofer's Institute for Applied Solid State Physics. She did her PhD thesis on electrochemical exfoliation of graphene.

## Dr. William Grieco
### Chemical Engineering Advisor



Bill is an experienced chemical engineer, entrepreneur and leader taking opportunities from early-stage concept through commercial deployment. He was the founding CEO of the RAPID Manufacturing Institute, which is Avadain's project manager. Bill did his PhD at MIT and is an expert in nanotechnology.

# Summary

- ✓ Disruptive technology
- ✓ Environmentally friendly
- ✓ Patented globally
- ✓ Pent-up demand, huge global market
- ✓ No known competitors
- ✓ Panasonic backed
- ✓ Federal grant
- ✓ Top tier angel investors
- ✓ Capital-light licensing model
- ✓ Great team/complementary skills
- ✓ Proven in supercapacitors



- Just as plastics were *the* material of the 20th Century, graphene has the potential to become *the* material of our Century

- Avadain has a globally patented, breakthrough technology that produces high quality graphene flakes meeting the needs of private industry & the US government

- Our experienced, highly qualified leadership team plans to drive success by generating substantial recurring licensing revenue



Brad Larschan
blarschan@avadaingraphene.com
+1 901.335.8571